[redacted]

13013938

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 01 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Saratoga Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway, Suite 1001
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Tingley (212) 607-2690
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J. Wilson Certified Public Accountant
(Name - if individual, state last, first, middle name)

23 Grand Avenue	Farmingdale	NY	11735
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kevin Tingley, managing member, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Saratoga Capital, LLC (Company), as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Kevin Tingley, Managing Member

Sworn and subscribed to before me this 26th day of February, 2013.

SHUI KAM LEI, NOTARY PUBLIC
State of New York, NO. 01LE6161424
Qualified in Kings County
Commission Expires February 26, 2015

This report contains (check all applicable boxes):

			Page
		Independent Certified Public Accountants' Report.	1-2
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	3
(x)	(c)	Statement of Operations.	4
(x)	(d)	Statement of Cash Flows.	5
(x)	(e)	Statement of Changes in Member's Equity.	6
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	7-9
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	10
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report (not required).	11-12
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	13-14

Robert J. Wilson, CPA
23 Grand Avenue
Farmingdale, NY 11735

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Saratoga Capital, LLC

Report on the Financial Statements
I have audited the accompanying balance sheet of Saratoga Capital, LLC, (the "Company") as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saratoga Capital, LLC as of December 31, 2012, and the results of its operations, changes in member's equity and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on page 10 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information on page 10 is fairly stated in all material respects in relation to the financial statements as a whole.

Robert J. Wilson, CPA

Farmingdale, NY
February 22, 2013

SARATOGA CAPITAL, LLC
BALANCE SHEET
DECEMBER 31, 2012

ASSETS

Cash	$	208,951
Receivable from clearing broker		373,352
Marketable securities, at fair value		5,720
Prepaid expense		9,355
Security deposit		7,000
Other receivables		66,650
Total Assets	$	671,028

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	462,459
Commissions payable		40,792
Total Liabilities		503,251
Contingencies		-
Member's equity		167,777
Total Liabilities and Member's Equity	$	671,028

See Independent Accountants' Report and Accompanying Notes

SARATOGA CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:		
Commissions	$	4,994,193
Interest and dividends		345
Other		2,339,091
Total Revenues		7,333,629
Costs and Expenses:		
Salaries and related taxes		3,158,850
Clearing expenses		1,158,326
Meals and entertainment		108,872
Travel		86,936
Professional fees		261,821
Administration fee		59,345
Quote		437,993
Commission expenses		748,500
Research expenses		6,501
Guaranteed payments		316,699
Rent		294,827
Employee benefits		171,702
Office		22,640
Contributions		45,853
Computer expenses		76,671
Dues and subscriptions		12,804
Interest expense		10,131
Telephone		45,083
Regulatory fees		49,080
Depreciation		26,024
Loss on disposal of equipment		64,632
Utilities		17,478
SIPC		13,599
Insurance		15,645
Total Costs and Expenses		7,210,012
Net income	$	123,617

See Independent Accountants' Report and Accompanying Notes

SARATOGA CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows From Operating Activities:	
Net income	$ 123,617
Depreciation	26,024
Loss on disposal of equipment	64,632
Adjustment to reconcile net income to net cash provided by operating activities:	
Decrease in receivable from clearing broker	385,063
Decrease in prepaid expense	20,467
(Increase) in security deposit	(7,000)
Decrease in other receivables	46,684
(Decrease) in accounts payable and accrued expenses	(56,962)
(Decrease) in commissions payable	(128,326)
Net Cash Provided By Operating Activities	474,199
Cash Flows From Investing Activities:	
Purchase of furniture	(22,000)
Sold marketable securities at fair value	5
Net Cash (Used) by Investing Activities	(21,995)
Cash Flows From Financing Activities:	
Member's distributions	(554,083)
Net Cash (Used) by Financing Activities	(554,083)
Net (Decrease) In Cash	(101,879)
Cash at beginning of the year	310,830
Cash at end of the year	$ 208,951

See Independent Accountants' Report and Accompanying Notes

SARATOGA CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

		Total Member's Equity
Balance, January 1, 2012	$	598,243
Member's distributions		(554,083)
Net income		123,617
Balance, December 31, 2012	$	167,777

See Independent Accountants' Report and Accompanying Notes

SARATOGA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. ORGANIZATION AND NATURE OF BUSINESS

The Company was organized on May 31, 2001 as a New York Limited Liability Company conducting business as a registered broker-dealer under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and Commodity Futures Trading Commission (CFTC), is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA) and the Securities Investor Protection Corp. (SIPC).

As a Limited Liability Company liability is limited to the member's investment. It was founded to provide low-risk securities brokerage services to its institutional clients. The sole owner of Saratoga Capital, LLC is Saratoga Financial Group, LLC.

The Company clears all its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) since it uses other securities firms for clearing.

Pursuant to an agreement between the Company and Merrill Lynch, Fortis, and Vision Financial Markets LLC, securities transactions of the Company are cleared through these clearing companies and its customers are introduced and cleared on a fully disclosed basis. The Company is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System because all customers' accounts, as defined by such rules, are carried by these clearing companies.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

The Company earns its revenues from commissions for agency transactions, risk-less principal transactions, and from mark-ups and mark-downs on certain securities transactions.

Accrual Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting. The Company's year end is December 31.

Receivables from Clearing Broker

Receivables from clearing broker consist of money due from the Company's clearing firms, for income earned on securities transactions. Management has determined that no allowance for doubtful accounts was necessary at December 31, 2012.

Income Taxes

The Company is a single member limited liability Company and therefore is a disregarded entity for tax purposes. As a result the accompanying financial statements do not include any provision for federal or state income taxes. The Company, however, is responsible for New York City Unincorporated Business Taxes. As a single member Limited Liability Company, the Company's income is included in the income tax returns of its parent company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. OTHER RECEIVABLES

The Company provides securities-related services to other institutional clients. As of December 31, 2012, the Company was owed $66,650 from these clients. Based on experience, management believed no provision for uncollectible accounts was necessary, and none was made.

4. NET CAPITAL

The Company is a member of the FINRA and NFA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and CFTC Regulation 1.17, which requires the maintenance of minimum net capital of $5,000 and $50,000, respectively and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2012 the Company had net capital of $112,297. This amount was $78,747 and $62,297, respectively in excess of the amount required.

5. PENSION PLAN

The Company maintains a qualified deferred compensation plan under Section 401(k) of the U.S. Internal Revenue Code in which substantially all employees may participate. In 2012, the Company made no contributions to this plan.

6. CONTINGENCIES

In the normal course of business the Company is engaged in various trading and brokerage activities, including agency and risk-less principal transactions through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill its contractual obligation.

SARATOGA CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

NET CAPITAL:	
Total member's equity	$ 167,777
Deductions and/or charges:	
Non-allowable assets:	
Other receivables	(28,267)
Prepaid expense	(9,355)
Security deposit	(7,000)
Other	(10,000)
Net capital before haircuts on securities positions	113,155
Haircuts on securities positions	(858)
Undue concentration	-
Net Capital	$ 112,297
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 503,251
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 33,550
Minimum net capital required	$ 5,000
Excess net capital	$ 78,747
Net capital less greater of 10% of total AI or 120% of min. net capital	$ 61,972
Percentage of aggregate indebtedness to net capital is	448%

The above computation agrees with the December 31, 2012 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

Robert J. Wilson, CPA
23 Grand Avenue
Farmingdale, NY 11735

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of
Saratoga Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Saratoga Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Saratoga Capital, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Saratoga Capital, LLC's management is responsible for the Saratoga Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

Robert J. Wilson, CPA

Farmingdale, NY
February 22, 2013

Robert J. Wilson, CPA
23 Grand Avenue
Farmingdale, NY 11735

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Saratoga Capital, LLC

In planning and performing my audit of the financial statements of Saratoga Capital, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

I consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert J. Wilson, CPA

Farmingdale, NY
February 22, 2013